UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

May 23, 2022

Shell plc announces that on May 20, 2022, Ed Daniels, a Person Discharging Managerial Responsibilities (“PDMR”), carried out the following transaction in the Company’s ordinary shares with a nominal value of €0.07 each (“Shell plc Shares”). Ed Daniels varied his participation in a Dividend Reinvestment Plan (“DRIP”) to receive a cash dividend on future dividend payments on his shareholdings in an Equiniti Nominee Account. As at May 20, 2022, Ed Daniels held 34,152 Shell plc Shares in this Nominee Account.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ed
Last Name(s)	Daniels
2. Reason for the notification
Position/status	Strategy, Sustainability and Corporate Relations Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Variation in participation in a DRIP to receive a cash dividend on future dividend payments on shareholdings in an Equiniti Nominee Account. As at May 20, 2022, Ed Daniels held 34,152 Shell plc Shares in this an Equiniti Nominee Account.
Currency	N/A
Price	N/A
Volume	34,152
Total	N/A
Aggregated information Volume Price Total	34,152 N/A N/A
Date of transaction	May 20, 2022
Place of transaction	Outside trading venue

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 23, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary